EXHIBIT 97.1

ALTAIR INTERNATIONAL CORP. POLICY FOR THE

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

A.	OVERVIEW

In accordance with the applicable rules of The Nasdaq Stock Market (the “Nasdaq Rules”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Board of Directors (the “Board”) of Altair International Corp. (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of erroneously awarded Incentive-based Compensation from Covered Persons. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section H, below.

B.	RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

1.	In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with Nasdaq Rules and Rule 10D-1 as follows:

a.	After an Accounting Restatement, the Compensation Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Covered Person and shall promptly notify each Covered Person with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

i.	For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

a.	The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and

b.	The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the Nasdaq.

i.	The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section B(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder. The method for recovering Erroneously Awarded Compensation hereunder may include, without limitation, any one or more of the following:

a.	requiring reimbursement of cash Incentive-Based Compensation previously paid;

b.	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

c.	cancelling or rescinding some or all outstanding vested or unvested equity- based awards;

d.	adjusting or withholding from unpaid compensation or other set-off;

e.	cancelling or offsetting against planned future grants of equity-based awards; and/or

f.	any other method permitted by applicable law or contract.

1

Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.

iv.	To the extent that the Covered Person has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

v.	To the extent that a Covered Person fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Person. The applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

2.	Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee (which, as specified above, is composed entirely of independent directors or in the absence of such a committee, a majority of the independent directors serving on the Board) determines that recovery would be impracticable and any of the following two conditions are met:

i.	The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to Nasdaq; or

ii.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

C.	DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.

D.	PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Covered Person against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to a Covered Person from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

2

E.	ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.

F.	AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section F to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

G.	OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Covered Persons and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with a Covered Person shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Person to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

H.	DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

1.	“Accounting Adjustment” means a material change to a Financial Reporting Measure which is not based on the accounting principles used in preparing the Company’s financial statements, such as Booked Annual Recurring Revenue, where such change results from a determination that such Financial Measure was incorrectly calculated when originally published, based on the facts that were known to management at the time of such original publication.

2.	“Accounting Restatement” means (i) an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period and (ii) an Accounting Adjustment.

3.	Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by a Covered Person (i) on or after the effective date of the applicable Nasdaq rules, (ii) after beginning service as a Covered Person, (iii) who served as a Covered Person at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Covered Person is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).

3

4.	“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

5.	“Covered Person” means any Executive Officer and any employee of the Company or a subsidiary of the Company holding the title of Chief Officer, Senior Vice President or Executive Vice President, or any other person designated as a Covered Person by the Compensation Committee at the time of the award of Incentive-Based Compensation. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of the person’s current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

6.	“Erroneously Awarded Compensation” means, with respect to each Covered Person in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

7.	“Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K or Item 6.A of Form 20-F, as applicable, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

8.	“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) as well as Booked Annual Recurring Revenue and any other measure designated by the Compensation Committee as a Financial Reporting Measure, shall for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

9.	“Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

10.	“Nasdaq” means The Nasdaq Stock Market.

11.	“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Covered Person occurs after the end of that period.

12.	“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Effective as of March 28, 2025.

4

Exhibit A

ALTAIR INTERNATIONAL CORP.

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF

ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I acknowledge and agree that:

a.	I have received and read the attached Policy for the Recovery of Erroneously Awarded Compensation (this “Policy”).

b.	I hereby agree to abide by all of the terms of this Policy both during and after my employment with Altair International Corp. (the “Company”), including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature:

Printed Name:

Date:

5